Financial Investors Trust

1290 Broadway, Suite 1100

Denver, CO 80203

September 26, 2012

Via EDGAR

Mr. Bo Howell

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Financial Investors Trust (the “Registrant”)

File No. 811-8194

Proxy Statement on Schedule 14A

Dear Mr. Howell,

Pursuant to your request, this letter responds to oral comments received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or “Commission”) on September 20, 2012, in connection with your review of the preliminary proxy statement, form of proxy and other soliciting materials (the “Proxy Materials”) filed on September 14, 2012, for a Special Meeting of Shareholders of Redmont Resolute Fund I and Redmont Resolute Fund II, two series of the Registrant (the “Funds”).

It is anticipated that the definitive Proxy Materials will be filed on September 27, 2012, as revised in response to oral comments received from the Staff, and to reflect the completion of certain data points and other non-material clerical changes to the preliminary Proxy Materials. The Registrant anticipates that the Proxy Materials will be released to shareholders of the Funds on or around October 3, 2012.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided on September 20, 2012, accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Proxy Materials.

1.	PROPOSAL TO APPROVE AN AMENDMENT TO THE INVESTMENT ADVISORY AGREEMENT

Staff Comment: In the Notice of Special Meeting of Shareholders and on the first page of the Proxy Statement, please revise the disclosure to indicate that the Proposal relates to the approval of an amendment to the Investment Advisory Agreement to “increase” the advisory fee rate paid to the Adviser.

Mr. Bo Howell

September 26, 2012

Registrant’s Response: In response to the comment, the language of the Proposal has been revised to clarify that it relates to an amendment to “increase” the advisory fee rate paid to the Adviser in the Chairman’s Letter, Notice of Special Meeting of Shareholders, Proxy Statement and Proxy Card.

2.	QUESTIONS AND ANSWERS

Staff Comment: Please remove the discussion in the Proxy Statement regarding the Commission’s rejection of the initial application for the “manager of managers” exemptive order.

Registrant’s Response: In response to the comment, the discussion of the Adviser’s and Registrant’s initial application for “manager of managers” exemptive relief has been removed from the “Questions and Answers” section of the Proxy Statement in the interest of clarity. However, the Registrant continues to believe that the discussion of the terms and status of the application for “manager of managers” exemptive relief, including the initial application, in the remainder of the Proxy Statement provides important information for Fund shareholders regarding the rationale for the Proposal, and has thus been retained in such other sections of the Proxy Statement.

3.	APPLICATION FOR EXEMPTIVE RELIEF

Staff Comment: Please include a statement substantially to the effect that there is no assurance the “manager of managers” exemptive relief will ultimately be granted by the Commission.

Registrant’s Response: In response to the comment, disclosure has been added to the sections titled “Questions and Answers” and “Voting Information” which provides that “[I]t is possible, however, that the exemptive relief may not ultimately be granted.” The possibility of the Commission not granting the exemptive relief is also addressed in the sections titled “Rationale for Proposed Increase in Advisory Fee Rate” and “Comparison of Fees and Expenses.”

4.	BROKER NON-VOTES AND ABSTENTIONS

Staff Comment: Please also include a discussion of the effect of broker non-votes in the section titled “Questions and Answers.”

Registrant’s Response: In response to the comment, the following disclosure has been included in the section titled “Questions and Answers”:

“Abstentions and broker non-votes will be counted as present for purposes of determining whether a quorum is present. Abstentions and broker non-votes will be disregarded in determining the “votes cast” on the Proposal, and as a consequence, will have the effect of a vote against the Proposal. Please see “VOTING INFORMATION” for a more detailed discussion of broker non-votes.”

Mr. Bo Howell

September 26, 2012

5.	APPLICATION FOR EXEMPTIVE RELIEF

Staff Comment: Please confirm whether shareholder approval for each Fund has been received for the filing of the application for the “manager of managers” exemptive order.

Registrant’s Response: The initial sole shareholder of each Fund approved the filing of the application for the “manager of managers” exemptive order. In addition, notice was provided in each Fund’s prospectus to alert future shareholders of the Fund’s intent to seek “manager of managers” exemptive relief.

6.	PROPOSED ADVISORY FEE RATE

Staff Comment: Please provide an explanation of the reason for the difference between (i) the proposed advisory fee rate of 1.50% of each Fund’s average daily net assets, from which the Adviser will also pay any management fees to Sub-Advisers, and (ii) the sum of the current advisory fee rate of 0.50% plus the previously anticipated 0.75% maximum aggregate fee to be paid in management fees to Sub-Advisers directly from each Fund.

Registrant’s Response: In response to this comment, Registrant has supplemented the current disclosure on page 18 of the Proxy Statement with the following:

While the Adviser anticipates that the maximum annual sub-advisory fee in most cases would not exceed 0.75%, it is possible that sub-advisory fees could reach as much as 1.00% depending on the needs of the Fund and relevant market factors. In order to seek to ensure that the proposed 1.00% increase in the annual advisory fee is used solely to compensate sub-advisers, the Adviser has proposed a fee waiver, effective through August 31, 2017, that would limit the Adviser’s portion of the advisory fee (after payment of sub-advisory fees) to 0.50% for the Redmont Resolute Fund I and 0.00% for the Redmont Resolute Fund II. Thus, the proposed increase in advisory fees would not increase the fee rate (after waivers) currently retained by the Adviser.

7.	ENGAGEMENT OF SUB-ADVISERS

Staff Comment: Please confirm whether the Adviser currently employs Sub-Advisers for the Funds, and if not, explain how the anticipated reduction in Acquired Fund Fees and Expenses will be achieved.

Registrant’s Response: Based on information provided by the Adviser, the Registrant confirms that there are currently no Sub-Advisers engaged for either Fund. In addition, the Adviser does not anticipate that Sub-Advisers will be engaged prior to the issuance of the “manager of managers” exemptive order by the Commission. Although it is the present intention of the Adviser and the Fund to engage one or more Sub-Advisers as soon as is reasonably practicable following the issuance of a “manager of managers” exemptive order, there is of course no assurance that such an order will be granted, or that appropriate Sub-Advisers will be successfully identified and engaged within the time frame desired by the Adviser.

Mr. Bo Howell

September 26, 2012

Assuming that the order is granted, however, and that the Adviser is able to successfully engage one or more Sub-Advisers, the Adviser anticipates that these Sub-Advisers will manage assets currently allocated to acquired funds, resulting in a corresponding (though not necessarily proportional) reduction in acquired fund fees and expenses paid by the Funds. Stated another way, assets that had been invested in acquired funds will instead be managed by Sub-Advisers, thereby eliminating the fees and expenses associated with the acquired funds.

8.	APPLICATION FOR EXEMPTIVE RELIEF

Staff Comment: In your response to the Staff, please discuss the current status of the Commission’s consideration of the Registrant’s “manager of managers” exemptive application.

Registrant’s Response: The Registrant filed an amended application for a “manager of managers” exemptive order on July 18, 2012. The Registrant has not yet received comments from the SEC regarding the amended application.

9.	COMPARISON OF FEES AND EXPENSES

Staff Comment: In the section titled “Comparison of Fees and Expenses,” please revise the Fees and Expenses tables for Redmont Resolute Fund I so that the “Current” and “Pro Forma” fees and expenses for each class are side-by-side.

Registrant’s Response: The Fees and Expenses tables for the Redmont Resolute Fund I have been revised so that the “Current” and “Pro Forma” fees and expenses for each class are side-by-side.

10.	COMPARISON OF FEES AND EXPENSES

Staff Comment: In the section titled “Comparison of Fees and Expenses,” please delete footnote (4) to the Fees and Expenses table for Redmont Resolute Fund I, as the fee waiver and expense reimbursement discussed therein is not applicable for the current fiscal year.

Registrant’s Response: The Registrant intends to retain the disclosure included in footnote (4) to the Fees and Expenses table for Redmont Resolute Fund I. Although the contractual fee waiver and expense reimbursement has not been triggered by the current Total Annual Fund Operating Expenses for both share classes of the Fund, the Registrant believes that the terms of the fee waiver and expense reimbursement remain useful information for shareholders, as the agreement is in place on an ongoing basis through August 31, 2016, and such disclosure is consistent with that of the current Prospectus for the Fund.

Mr. Bo Howell

September 26, 2012

11.	FEE WAIVER AND EXPENSE REIMBURSEMENT

Staff Comment: Please include the contractual fee waiver and expense reimbursement agreement to be entered into upon approval of the Proposed Amended Advisory Agreement as an exhibit to the definitive proxy statement to be filed with the Commission via EDGAR.

Registrant’s Response: The Registrant intends to file the contractual fee waiver and expense reimbursement as an exhibit to the first post-effective amendment filing made by the Registrant under Rule 485 after execution of the agreement. As the contractual fee waiver and expense reimbursement agreement is not subject to shareholder approval, the Registrant does not intend to include the form of the agreement as an appendix to the Proxy Statement. The Registrant notes, however, that details of the terms of the fee waivers and expense reimbursements applicable to each Fund are included in the Proxy Statement.

12.	BOARD CONSIDERATIONS IN APPROVING THE PROPOSED AMENDED ADVISORY AGREEMENT

Staff Comment: Under the heading “Performance” in the section titled “Board Considerations in Approving the Current Advisory Agreement and the Proposed Advisory Agreement Amendment,” please confirm whether the Board of the Registrant also considered the performance of other registered investment companies or accounts managed by the Adviser.

Registrant’s Response: The Registrant confirms that the Board was not presented with performance information for other registered investment companies or accounts managed by the Adviser, in accordance with the disclosure in the Proxy Statement.

13.	PAYMENT OF SOLICITATION EXPENSES

Staff Comment: Under the heading “Payment of Solicitation Expenses” in the section titled “General Information,” please disclose how the expenses of the preparation, printing and mailing of the notice to shareholders and proxy statement will be allocated to the Funds.

Registrant’s Response: In response to the comment, disclosure will be added which indicates that “[T]he costs and expenses will be allocated pro rata between each Fund based on average net assets, and between each class of such Portfolio, if applicable, based on average net assets.”

14.	PROXY VOTING CARD

Staff Comment: Please revise the proxy voting card so that it is clear there will be a separate vote taking place for each Fund at the special meeting of shareholders.

Registrant’s Response: The Proxy Card included with the preliminary Proxy Materials was a “form of” card that will be used with each Fund. Since the shareholders of each Fund will be voting on the Proposal separately, they will receive a separate card for each Fund in which they held shares as of the record date. As a result, the Registrant believes the “form of” Proxy Card does not require any further revisions in order to clearly indicate that there is more than one Fund voting on the Proposal.

Mr. Bo Howell

September 26, 2012

15.	TANDY REPRESENTATION

Staff Comment: Please provide, in writing, a statement from the company acknowledging that: the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Registrant’s Response: Comment complied with. Please see acknowledgments by the Registrant below.

* * *

The Registrant hereby acknowledges that:

—	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

—

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

—	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions or further comments, please contact the undersigned at (720) 917-0864.

Very truly yours,

/s/ DAVID T. BUHLER
David T. Buhler
Secretary, Financial Investors Trust

cc:     Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP